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                                                                EXHIBIT NO. 99.1


       ALTAREX ANNOUNCES ADDITIONAL PHASE IIb RESULTS INDICATING OVAREX(R)
             IMPROVES TIME TO RELAPSE IN PLATINUM SENSITIVE PATIENTS

WALTHAM, Mass., Jan. 31 /CNW/ -- AltaRex Corp. (AXO.TO, ALXFF.OTC) today announced positive and statistically significant overall results from further analysis of its 345-patient OvaRex(R) combined U.S. and Canadian phase IIb trial in metastatic late stage ovarian cancer. As previously disclosed, the primary analysis had demonstrated statistically favorable results for OvaRex(R) treatment in a well-defined population in the U.S. study and non-significant results in the Canadian study.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO )

 The Company has been engaged in further analysis of the disparity between the results seen in Canada and the U.S. In the combined studies, after excluding patients with prognostic factors for early relapse, as well as patients who are platinum insensitive, there is a favorable outcome for median time to relapse
(TTR) for OvaRex(R) treatment as compared with placebo, 20.7 months for OvaRex(R) (N=71) vs. 13.5 months for placebo (N=77). Further, when also considering tumor antigen levels at initiation of treatment, the outcome is highly statistically significant, OvaRex(R) 20.7 months (N=31) vs. placebo 10.2 months (N=33), p=0.0174. Similarly, for this population with available tumor antigen, an analysis of relapse-free survival (at 12 months from initiating treatment) is also highly statistically significant for OvaRex(R) treatment, 61% vs. 27% for placebo, p=0.011.

The goal of the phase IIb trial was to evaluate the efficacy of OvaRex(R) to provide clinical benefit as adjunctive treatment after optimal disease control provided by primary surgery and chemotherapy. Optimal disease control can be measured by multiple factors, including the amount of disease remaining after primary tumor-reductive surgery and the reduction in the CA125 tumor marker after initiation of chemotherapy, as well as by the ability of a patient to remain relapse-free for a period of six months following six cycles of platinum-based therapy (platinum sensitive). These factors are predictive of early relapse. In the initial analysis, the observed differences in these factors between patients enrolled in the Canadian and U.S. trials appeared to explain the difference in results between the two countries.

As previously reported, a large number of Canadian patients (both OvaRex(R) and placebo groups) entered the study having known risk factors for early relapse. Further analysis now indicates that 38% of patients in the OvaRex(R) Canadian treatment group were platinum resistant (relapsed after completion of primary chemotherapy and prior to receiving 4 doses of study drug), compared to a rate of only 23-25% in the U.S. OvaRex(R) treatment group as well as in each placebo group.

Richard E. Bagley, President and CEO of AltaRex, commented, "With the new results, the Company will follow through on an analysis of the phase IIb trial as both a composite study and as separate trials. We believe that our results warrant filing for approval, particularly as we have two additional trials ongoing."

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Mr. Bagley also noted, "There is an interesting precedent of an accelerated approval in ovarian cancer involving circumstances not unlike our own, as abstracted from the FDA summary basis of approval."

The U.S. Doxil(R) application (for ovarian cancer patients refractory to paclitaxel and platinum-based chemotherapy) consisted of three open-label single arm trials of a total of 176 patients, 145 evaluable. The company sponsoring the Doxil(R) studies also had supportive data from interim results of a phase III randomized study in 44 patients. With regard to the phase II trials, two were conducted in the U.S., one in Europe. The primary endpoint was objective tumor response rate. In the two Doxil(R) U.S. studies, response rates were approximately 22% and 20%, while in Europe, 0%. On a combined basis it was 14%. An excerpt from the FDA Advisory Committee stated:

" ... we looked at a variety of factors to explain why the results from 30 and 47 E were not consistent with the results from the other two trials. In looking at some of these factors, we noted that there were indeed a couple of differences between the patients in these trials and patients in the other trials. For example, the baseline CA125 was somewhat larger ... . Patients who left trial in general left the trial for death or progressive disease rather than toxicity ... . Nonetheless, these patients are included in our overall analysis of response rates."

Of particular relevance to the OvaRex(R) registration program, Doxil(R) was approved for the treatment of refractory ovarian cancer in June of 1999 primarily on the basis of the study results described above and with a post-approval commitment to conduct further study. AltaRex expects to file its phase IIb study with the results of two additional well-controlled studies and two open studies.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to, our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials or additional analyses of completed clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

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THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
CONTAINED HEREIN

For further information

    Peter Gonze, Senior Vice President, Operations and Investor Relations, +1-781-672-0138, ext. 1503, pgonze@altarex.com, or Sondra Henrichon, Director, Investor Relations and Corp. Communications, +1-781-672-0138, ext. 1510, shenrichon@altarex.com, both of AltaRex Corp.